SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                       INTERNATIONAL NETWORK SERVICES
                     ---------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                --------------------------------------------
                       (Title of Class of Securities)

                                  46005310
                               --------------
                               (CUSIP Number)


                              Pamela F. Craven
                     Vice President - Law and Secretary
                          Lucent Technologies Inc.
                            600 Mountain Avenue
                           Murray Hill, NJ 07974
                               (908) 582-8500
 --------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               August 9, 1999
                          ------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46005310


      1.  Name of Reporting Person:                       Lucent Technologies
                                                                    Inc.
          I.R.S. Identification Number of Above
          Person:                                             22-3408857

      2.  Check the appropriate Box if a Member of        (a)  [  ]
          a Group
                                                          (b)  [X]

      3.  SEC Use Only

      4.  Source of Funds:                                          00

      5.  Check Box if Disclosure of Legal
          Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                        [ ]

      6.  Citizenship or Place of Organization:               Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

      7.  Sole Voting Power:                                    None

      8.  Shared Voting Power:                               15,790,464

      9.  Sole Dispositive Power:                               None

     10.  Shared Dispositive Power:                             None

     11.  Aggregate Amount Beneficially Owned by
          Each Reporting Person:                             15,790,464

     12.  Check if the Aggregate Amount in
          Row (11) Excludes Certain Shares:                     [ ]

     13.  Percent of Class Represented by Amount
          in Row (11):                                          27.35%

     14.  Type of Reporting Person:                               CO

Item 1. Security and Issuer.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share ("INS Common Stock"), of International Network Services, a Delaware corporation ("INS"). The address of the principal executive offices of INS is 1213 Innsbruck Drive, Sunnyvale, CA 94089.

Item 2. Identity and Background.

     Lucent Technologies Inc. ("Lucent") is a Delaware corporation with its principal office and business at 600 Mountain Avenue, Murray Hill, NJ 07974. Lucent designs, builds and delivers a wide range of private and public networks, communication systems and software, business telephone systems and microelectronic components.

     The attached Schedule I is a list of the directors and executive officers of Lucent which contains the following information with respect to each such person:

     (a) name;

     (b) business address;

     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     (d) citizenship.

     During the last five years, neither Lucent nor, to the best of Lucent's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to the Stockholder Agreement dated as of August 9, 1999 (the "Stockholder Agreement") between Lucent and Donald K. McKinney, Lucent may be deemed to be the beneficial owner of 15,790,464 shares of INS Common Stock. See the response to Item 5. Donald K. McKinney entered into the Stockholder Agreement to induce Lucent to enter into the Agreement and Plan of Merger dated as of August 9, 1999 (the "Merger Agreement") among Lucent, Intrepid Merger Inc., a Delaware corporation and wholly owned subsidiary of Lucent ("Sub"), and INS.

     The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.

Item 4. Purpose of Transaction.

     The Stockholder Agreement was entered into as a condition to the willingness of Lucent to enter into the Merger Agreement and to increase the likelihood that the approval of INS's stockholders required in connection with the merger of Sub with and into INS (the "Merger") pursuant to the terms of the Merger Agreement will be obtained. In the Merger, INS will continue as the surviving corporation and as a wholly owned subsidiary of Lucent.

     In addition to providing for the Merger, the Merger Agreement restricts INS from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), selling certain assets, changing its capitalization (including by purchasing any of its capital stock or by issuing any capital stock or other voting securities), amending its certificate of incorporation or by-laws, paying dividends, incurring indebtedness, making loans or advances to other persons, making certain acquisitions and making certain capital expenditures, and otherwise requires INS to operate in the ordinary course of business. The restrictions described in this paragraph are subject to certain exceptions.

     Pursuant to the Merger Agreement, in connection with the Merger the directors of Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation.

     In connection with the Merger, it is expected that INS Common Stock will be delisted from the NASDAQ National Market System and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

     The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.

Item 5. Interest in Securities of the Issuer.

     As of August 9, 1999, approximately 15,790,464 shares of INS Common Stock were subject to the Stockholder Agreement. Such shares represented approximately 27.35% of INS Common Stock issued and out standing as of August 9, 1999.

     Under the terms of the Stockholder Agreement, Donald K. McKinney has agreed, among other things, (i) to vote (or cause to be voted) his shares of INS Common Stock in favor of (a) the approval and adoption of the Merger Agreement, (b) the approval of the Merger and (c) the approval of the other transactions contemplated by the Merger Agreement, (ii) subject to certain exceptions, not to sell, transfer, pledge, assign or otherwise dispose of any of such shares or enter into any arrangement with respect to the sale, transfer, pledge, assignment or other disposition of such shares, and (iii) not to grant any proxy or authorization with respect to such shares. Accordingly, pursuant to the Stockholder Agreement, Lucent may be deemed to have acquired shared voting power with respect to the INS Common Stock subject to the Stockholder
Agreement.

     The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth under Items 3, 4 and 5 above are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

        Exhibit 1: Agreement and Plan of Merger dated as of August 9, 1999, among Lucent, Sub and INS.

        Exhibit 2: Stockholder Agreement dated as of August 9, 1999, between Lucent and Donald K. McKinney.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 1999

                                             LUCENT TECHNOLOGIES INC.

                                             By:
                                                 /s/ Pamela F. Craven
                                                 Name:  Pamela F. Craven
                                                 Title: Vice President-Law and
                                                        Secretary

                                 SCHEDULE I

                     Name, business address and present
                   principal occupation or employment of
                  the directors and executive officers of
                          Lucent Technologies Inc.
              -----------------------------------------------

               Unless otherwise indicated, the business address of each director and executive officer is 600 Mountain Avenue, Murray Hill, New Jersey 07974.


    Name, Business Address       Principal Occupation            Citizenship

Paul A. Allaire                  Chairman of the Board of       United States of
  Xerox Corporation            Xerox Corporation.  Director,    America
  800 Long Ridge Road          Sara Lee Corp.; SmithKline
  P.O. Box 1600                Beecham p.l.c.; J.P. Morgan
  Stamford, CT 06904           & Co., Inc.; Priceline.com
                               Incorporated

Carla A. Hills                 Chairman of the Board and        United States of
  Hills & Company              Chief Executive Officer of       America
  1200 Nineteenth St., N.W.    Hills & Company.  Director,
  Washington, DC 20036         American International
                               Group, Inc.; Chevron Corp;
                               Time Warner Inc.

Drew Lewis                     Director, Aegis                  United States of
  Box 70                       Communications Group.,           America
  Lederach, PA 19450           Inc.; American Express
                               Company; FPL Group, Inc.;
                               Gannett Co., Inc.;
                               Millennium Bank; Union
                               Pacific Resources Group
                               Inc.

Richard A. McGinn              Chairman of the Board and        United States of
                               Chief Executive Officer of       America
                               Lucent.  Director, Oracle
                               Corporation; American
                               Express Company

Paul H. O'Neill                Chairman of the Board of         United States of
  ALCOA                        Alcoa Inc.; Chairman of the      America
  201 Isabella Street          Rand Corporation.  Director,
  Pittsburgh, PA 15212-5858    Eastman Kodak Company;
                               the National Association of
                               Securities Dealers, Inc.; the
                               Gerald R. Ford Foundation;
                               Manpower Demonstration
                               Research Corporation

Donald S. Perkins              Director, Aon Corp.; LaSalle     United States of
  One First National Plaza     Hotel Properties; Nanophase      America
  21 South Clark Street        Technologies Corporation
  Chicago, IL 60603-2006

    Name, Business Address        Principal Occupation           Citizenship

Donald K. Peterson             Executive Vice President and     United States of
                               Chief Financial Officer of       America
                               Lucent.

Richard J. Rawson              Senior Vice President and        United States of
                               General Counsel of Lucent.       America

Patricia F. Russo              Executive Vice President         United States of
                               Strategy, Business               America
                               Development and Corporate
                               Operations of Lucent.

Henry B. Schacht               Director and Senior Advisor      United States of
 E.M. Warburg, Pincus &        of E.M. Warburg, Pincus &        America
  Co., LLC                     Co., LLC.  Director, The
 466 Lexington Avenue          Chase Manhattan
 New York, NY 10017            Corporation and The Chase
                               Manhattan Bank, N.A.; Alcoa
                               Inc.; Cummins Engine
                               Company, Inc.; Johnson &
                               Johnson; Knoll, Inc.; The
                               New York Times Company

Daniel C. Stanzione            Executive Vice President and     United States of
                               Chief Operating Officer of       America
                               Lucent and President,
                               Broadband Networks Group
                               of Lucent and Bell
                               Laboratories

Franklin A. Thomas             Consultant to the TFF Study      United States of
 TFF Study Group               Group.  Director, Alcoa Inc.;    America
 Fuller Building               Citigroup N.A.; Cummins
 595 Madison Avenue            Engine Company, Inc.;
 New York, NY 10022            PepsiCo, Inc.

Ben J. M. Verwaayen            Executive Vice President and     The Netherlands
                               Chief Operating Officer of
                               Lucent.

John A. Young                  Vice Chairman of Novell, Inc.    United States of
  Hewlett-Packard Co.          Director, Wells Fargo Bank,      America
  3200 Hillview Avenue         Wells Fargo & Co.; Chevron
  Palo Alto, CA 94304          Corp.; International
                               Integration Incorporated;
                               SmithKline Beecham p.l.c.;
                               Affymetrix, Inc.; Novell, Inc.